UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Bioanalytical Systems, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

09058M 10 3
(CUSIP Number)

Peter T. Kissinger, Ph.D.
111 Lorene Place
West Lafayette, IN 47906-8620

Copy to:
James A. Aschleman
Baker & Daniels LLP
600 E. 96th Street, Suite 600
Indianapolis, IN 46240

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 18, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  09058M 10 3

1.           Name of Reporting Person.
              Peter T. Kissinger, Ph.D.

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a)           ☒

(b)           ☐

3.           SEC Use Only

4.           Source of Funds (See Instructions):  PF (see Item 3)

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐

6.           Citizenship or Place of Organization:  United States

Number of            7.           Sole Voting Power                            427,547
Shares
Beneficially          8.           Shared Voting Power                       848,220 (1)
Owned by Each
Reporting             9.           Sole Dispositive Power           427,547
Person With
       10.        Shared Dispositive Power       848,220 (1)

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:  1,275,767 (1)

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐

13.         Percent of Class Represented by Amount in Row (11):  26.0% (1)(2)

14.         Type of Reporting Person (See Instructions)
                              IN
__________
(1) Dr. Kissinger shares voting and dispositive power over these shares with his spouse. Includes 1,354 shares indirectly held by Ms. Kissinger as custodian for the benefit of their children.
(2) Based on 4,915,318 of the Company's Common Shares which were outstanding as of August 7, 2009.

CUSIP No.  09058M 10 3

1.           Name of Reporting Person.
              Candice B. Kissinger

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a)           ☒

(b)           ☐

3.           SEC Use Only

4.           Source of Funds (See Instructions):  PF (see Item 3)

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐

6.           Citizenship or Place of Organization:  United States

Number of            7.          Sole Voting Power                             252,310 (1)
Shares
Beneficially          8.          Shared Voting Power                     1,023,457 (2)
Owned by Each
Reporting             9.          Sole Dispositive Power                    252,310 (1)
Person With
                              10.         Shared Dispositive Power            1,023,457 (2)

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:  1,275,767 (1)(2)

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐

13.         Percent of Class Represented by Amount in Row (11):   26.0% (1)(2)(3)

14.         Type of Reporting Person (See Instructions)
                              IN
__________
(1) Includes 1,354 shares indirectly held by Ms. Kissinger as custodian for the benefit of their children.
(2) Ms. Kissinger shares voting and dispositive power over these shares with her spouse.
(3) Based on 4,915,318 of the Company's Common Shares which were outstanding as of August 7, 2009.

Explanatory Note

This statement constitutes Amendment No. 3 to the Schedule 13D filed by Peter T. Kissinger, Ph.D. and Candice B. Kissinger (collectively, the "Kissingers") on April 6, 2009, as amended by Amendment No. 1 filed on June 5, 2009 and Amendment No. 2 filed on July 29, 2009 (as amended, the "Schedule 13D").  Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4 is hereby amended to add the following:

Item 4. Purpose of Transaction

Article III, Section 3.2.1 of the Amended and Restated Bylaws, as amended (the "Bylaws") of Bioanalytical Systems, Inc. (the "Company") provides that any shareholder of the Company may submit nominations of persons for election to the Company's Board of Directors if the shareholder complies with the advance notice provisions in the Bylaws.  In accordance with Section 3.2.1 of the Bylaws, on December 18, 2009, the Kissingers delivered a letter (the "Nomination Letter") to the Company nominating A. Charlene Sullivan as a candidate for director to be elected at the Company's 2010 annual meeting of shareholders.  Dr. Sullivan would bring to the Company's board of directors her extensive background in corporate finance, both as a professor at Purdue University and as a consultant to various financial institutions and manufacturing companies.  Dr. Sullivan also has significant connections within the West Lafayette community.

A copy of the Nomination Letter is filed herewith, attached hereto as Exhibit 99.5 and incorporated herein by reference. Any descriptions herein of the Nomination Letter are qualified in their entirety by reference to the Nomination Letter.

Item 7 is hereby amended to add the following exhibit:

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.5 – Nomination Letter from Peter T. Kissinger, Ph.D. and Candice B. Kissinger to Bioanalytical Systems, Inc., dated December 18, 2009

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 18, 2009

By:           /s/  Peter T. Kissinger

Peter T. Kissinger, Ph.D.

By:           /s/  Candice B. Kissinger

Candice B. Kissinger

Exhibit 99.5

Nomination Letter from Peter T. Kissinger, Ph.D. and Candice B. Kissinger to Bioanalytical Systems, Inc.

PETER T. KISSINGER, PH.D. AND CANDICE B. KISSINGER
111 Lorene Place
West Lafayette, Indiana 47906-8620

December 18, 2009

Bioanalytical Systems, Inc.
2701 Kent Avenue
West Lafayette, IN 47906
Attention:  Corporate Secretary

Re:           Nomination of Director Candidate for Election at the 2010 Annual Meeting of Shareholders

Ladies and Gentlemen:

In accordance with Article III, Section 3.2.1 of the Amended and Restated Bylaws, as amended (the "Bylaws") of Bioanalytical Systems, Inc. (the "Company"), we are submitting this letter to nominate A. Charlene Sullivan as a candidate for director to be elected at the Company's 2010 annual meeting of shareholders (the "Annual Meeting").  Dr. Sullivan would bring to the Company's board of directors her extensive background in corporate finance, both as a professor at Purdue University and as a consultant to various financial institutions and manufacturing companies.  Dr. Sullivan also has significant connections within the West Lafayette community.  We feel that she would be a strong addition to the Company's board of directors.

The following information is being provided pursuant to Section 3.2.1 of the Bylaws:

Information Regarding the Shareholders Submitting this Letter (the "Kissingers"):

(1)	Name and Address of Shareholders

Name:                                 Peter T. Kissinger, Ph.D. and Candice B. Kissinger
Record Address:              111 Lorene Place, West Lafayette, IN 47906-8620

(2)	Beneficial ownership of securities of the Company as of the date of this letter:

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	Peter T. Kissinger	1,275,767 (a)	26.0 (a)(b)
Common Stock	Candice B. Kissinger	1,275,767 (c)	26.0 (b)(c)
___________

(a)  Dr. Kissinger has sole voting and dispositive power over 427,547 of these shares and shares voting and dispositive power over 848,220 of these shares with his spouse, including 1,354 shares indirectly held by Ms. Kissinger as custodian for the benefit of their children.

(b) Based on 4,915,318 shares of the Company's common stock which were outstanding as of August 7, 2009.

(c)  Ms. Kissinger has sole voting and dispositive power over 252,310 of these shares, including 1,354 shares indirectly held by Ms. Kissinger as custodian for the benefit of their children, and shares voting and dispositive power over 1,023,457 of these shares with her spouse.

(3)	Arrangements regarding the Nomination:

There are no arrangements or understandings between us and Dr. Sullivan or any other person or persons pursuant to which the nomination is to be made by us.

(4)	Attendance at the Annual Meeting:

We hereby represent that we intend to appear in person or by proxy at the Annual Meeting to nominate Dr. Sullivan.

Information Regarding the Nominee:

(1)	Biographical information:

Name:                                A. Charlene Sullivan
Age:                                   60
Business Address:          Krannert Center, Purdue University, West Lafayette, Indiana 47907
Residence Address:        2128 Happy Hollow Road, West Lafayette, Indiana 47906
Principal Occupation:     See biographical information below

A. Charlene Sullivan, Ph.D. has served as an Associate Professor of Management at the School of Management and the Krannert Graduate School of Management at Purdue University since 1984 and has been a faculty member at Purdue since 1978.  Throughout her career at Purdue, Dr. Sullivan has taught undergraduate and graduate classes on corporate finance, financial institutions and markets and financial and managerial accounting and has received numerous awards and honors from the university.  Since 2000 Dr. Sullivan also has served as the Management Faculty Advisor for the Technical Assistance Program at Purdue, which consults with small businesses in Indiana.  In addition, Dr. Sullivan has served as a financial analyst for the Indiana Gaming Commission since 1995 and as a risk management consultant for Edgar Dunn & Company (a strategy and consulting firm) since 1994.  Dr. Sullivan has served on the boards of directors of several private financial institutions and not-for-profit organizations, including the Federal Reserve Bank of Chicago from 1990 until 1996 and the Purdue Employees Federal Credit Union from 1997 until April 2009.  She currently serves on the board of directors of the Greater Lafayette Community Foundation and on the Asset-Liability Committee for the Purdue Employees Federal Credit Union.  Dr. Sullivan earned a B.S. degree in Home Economics from the University of Kentucky and a M.S. and Ph.D. in Management from Purdue University.

Dr. Sullivan is independent under the independence standards applicable to the Company pursuant to Item 407(a)(1) of Regulation S-K.

(2)	Beneficial ownership of securities of the Company as of the date of this letter:

Dr. Sullivan does not beneficially own any shares of the Company's common stock as of the date of this letter.

(3)	Shares purchased/sold in the last two years:

Dr. Sullivan has not purchased or sold any shares of the Company's common stock in the last two years.

(4)	Consent. The consent of Dr. Sullivan to serve as a director of the Company if so elected is attached hereto.

(5)	Other interests in the election and relationships with the Company:

With respect to Dr. Sullivan, other than as disclosed in this letter, (i) she is not, nor was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (ii) neither she nor any of her associates have any arrangement or understanding with any person with respect to (a) any future employment by the Company or its affiliates, or (b) any future transactions to which the Company or any of its affiliates will or may be a party.

Information is set forth herein as of the close of business on December 18, 2009. Neither the delivery of this letter nor any delivery by us or Dr. Sullivan of additional information to the Company from and after the date hereof shall be deemed to constitute an admission by any such person or any of their respective affiliates (if any) that such delivery is required or that each and every item or any item of information is required or as to the legality or enforceability of any notice requirement or any other matter, or a waiver by such person or any of their respective affiliates (if any) of their right to contest or challenge, in any way, the validity or enforceability of any notice requirement or any other matter (including actions taken by the Board of Directors of the Company in anticipation of or following receipt of this letter). In the event any statement or other information in this letter is not true, or to the extent any applicable information has been omitted from this letter, we and Dr. Sullivan reserve the right to correct and/or supplement any such statement or other information set forth in this letter.

We have filed a Schedule 13D under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with the Securities and Exchange Commission (the "SEC") relating to the Company (the "Filing").  The Filing, all attachments and amendments thereto and all future amendments thereto, are hereby incorporated into and made a part of this letter, but only to the extent that the information disclosed therein constitutes information regarding us that is required to be set forth in this letter pursuant to the requirements set forth in the Bylaws.  Accordingly, all such matters disclosed in any part of the Filing, including all attachments thereto, should be deemed disclosed for all purposes of this letter. The Filing, a copy of which was previously delivered to the Company pursuant to Rule 13d-7 under the Exchange Act, is available at no charge at the SEC's website at http://www.sec.gov. If the Company requests additional copies of the Filing, we will provide them, and an original signed consent shall be provided upon request by the Company.

Sincerely,

/s/ Peter T. Kissinger, Ph.D.                                                                                /s/ Candice B. Kissinger

Peter T. Kissinger, Ph.D.                                                                                     Candice B. Kissinger

December 18, 2009

Bioanalytical Systems, Inc.
2701 Kent Avenue
West Lafayette, IN 47906
Attention:  Corporate Secretary

Peter T. Kissinger, Ph.D. and Candice B. Kissinger
111 Lorene Place
West Lafayette, Indiana 47906-8620
Ladies and Gentlemen:

Please be advised that I hereby consent to being nominated by Peter T. Kissinger, Ph.D. and Candice B. Kissinger for election to the Board of Directors of Bioanalytical Systems, Inc. (the "Company") at the 2010 Annual Meeting of Shareholders of the Company and hereby consent to serve as a director of the Company if I am so elected.

Sincerely,

/s/  A. Charlene Sullivan

Print Name:  A. Charlene Sullivan